FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on November 20, 2006 announcing  that the Company Reports Results for the Third Quarter of 2006.

Euroseas Ltd. Reports Results for the Third Quarter of 2006

Maroussi, Athens, Greece – November 20, 2006 – Euroseas Ltd. (OTCBB: EUSEF.OB, formerly ESEAF.OB), an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today its results for the third quarter of 2006 and nine months ended September 30, 2006.

Third Quarter 2006 Results:

For the third quarter 2006, the Company reported total net revenues of $8.9 million and net income of $5.4 million. Adjusted EBITDA for the third quarter 2006 was $7.5 million. Please see below for Adjusted EBITDA reconciliation to net income. In the third quarter 2005, net revenues were $9.8 million, net income was $5.7 million and Adjusted EBITDA was $7.1 million.  On average, 7.35 vessels were operated during the second quarter of 2006 compared to 7 vessels in the third quarter 2005.

Earnings per share for the third quarter of 2006 were $0.43, calculated on 12,620,114 weighted average number of shares outstanding during this quarter, compared to earnings per share of $0.52 for the third quarter of 2005 calculated on 10,860,080 weighted average number of shares outstanding during that quarter.  The share count for both periods reflects the 1-for-3 reverse stock split of the Company’s common stock effected on October 6, 2006.

Nine Months Ended September 30, 2006 Results:

For the nine months ended September 30, 2006, the Company reported total net revenues of $28.4 million and net income of $15.3 million. Adjusted EBITDA for the period was $21.5 million (please see below for Adjusted EBITDA reconciliation to net income). In the first nine months ended September 30, 2005, net revenues were $32.2 million, net income was $20.5 million and Adjusted EBITDA was $24.1 million.  On average, 7.91 vessels were operated during the nine month period ended September 30, 2006 compared to 7 vessels in the same period of 2005.

Earnings per share for the nine months ended September 30, 2006, were $1.23, calculated on 12,506,793 weighted average number of shares outstanding during the nine-month period, compared to earnings per share of $1.99 for the same period in 2005 calculated on 10,273,853 weighted average number of shares outstanding during that period. The share count for both periods reflects the 1-for-3 reverse stock split of the Company’s common stock effected on October 6, 2006.

Results for the three and nine month periods ended September 30, 2006 included capital gains of $2.3 million and $4.5 million, respectively, from the sale of M/V “John P” in July 2006 and the sale during the nine month period of M/V “Pantelis P” and M/V “John P”, two of the Company’s handysize vessels.

Aristides Pittas, Chairman and CEO of Euroseas commented: “In the first nine months of 2006, we continued delivering on our strategy of growing our company with accretive acquisitions in the dry segments in which we operate. The acquisition of M/V “Tasman Trader” in April 2006 and the acquisition of M/V “Aristides NP” in September 2006 followed our earlier acquisition of M/V “Artemis” in November 2005 and completed the first phase of expansion and renewal of our fleet utilizing the proceeds of our private placement in August 2005. Despite the falling shipping markets during part of the first year of our company’s operation as a public company (12-month period ended September 30, 2006), we have achieved earnings per share of $1.59 per share, we have increased shareholders’ equity by $0.84 per share, paid out dividends of $0.75 per share and further announced a dividend of $0.21 per share to be paid in December 2006. At the same time, we have repaid $17.6 million of bank debt and decreased the average age of our fleet by approximately 2.5 years. We believe that the improving shipping market conditions will filter down to our bottom line in the ensuing quarters thus further enhancing our results.

The acquisition of M/V “YM Xingang I” in November 2006 initiates a new phase of expansion for Euroseas which we are confident will be equally successful. We are excited with the opportunities this market presents us and hope to be able to fully capitalize on them.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the third quarter of 2006 represent an improvement over the previous two quarters of 2006 consistent with the improvement of the markets over the same period. The average vessel daily time charter equivalent rate of our fleet during the third quarter of 2006 was $14,536 versus $13,738 during the second quarter and $13,072 during the first quarter of the 2006. The corresponding average earnings of our fleet in 2005 were $16,848 for the third quarter, $18,148 for the second quarter and $20,070 for the first quarter.  Our average daily operating expense per vessel during the nine month period of 2006 (excluding General & Administration expenses) was $4,281 versus $4,058 during the same period in 2005.

Looking into 2007 and after the acquisition of M/V “YM Xingang I” about 56% of our total ship capacity days have been fixed under period charters or are protected from market fluctuations, earning approximately an average of $16,750 per day per vessel. We believe that our contract coverage gives us a solid revenue base for 2007 and provides us with sufficient cash flow to maintain our dividend payout.. Our dividend for the third quarter of 2006 was increased to $0.21 per share.  Since our private placement in August 2005, we have declared total dividends of $ 0.96 per share.”

Fleet Developments:

On September 4, 2006, the Company took delivery of M/V “Aristides NP,” a Panamax drybulk carrier vessel of 69,268 dwt built in 1993. On November 15, 2006, the Company took delivery of M/V “YM Xingang I,” a handysize container ship of 1,599 teu built in 1993.

Following the acquisition of the M/V "Aristides NP" and M/V “YM Xingang I,” Euroseas has a fleet of 9 vessels, including 2 Panamax drybulk carriers, 2 Handysize drybulk carriers, 1 intermediate container ship, 1 Handysize container ship, 2 Feeder containerships and a Handysize multipurpose dry cargo vessel. Euroseas’ 4 drybulk carrier vessels have a total cargo capacity of 207,464 deadweight tons (dwt), its 4 containerships have a cargo capacity of 6,235 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Quarterly Dividend Declaration:

On November 14, 2006, the Company announced the declaration of its fifth consecutive dividend of $0.21 per common share payable on December 15, 2006 to all shareholders of record as of December 8, 2006.  This follows the Company’s dividend announcements of $0.18 per common share on August 15, 2006, of $0.18 per common share on May 12, 2006, of $0.18 per share on February 8, 2006 and of $0.21 per share on November 3, 2005. Since its private placement in August 2005, Euroseas has declared total dividends of $0.96 per share.

Fleet Profile:

The profile and deployment of Euroseas fleet is the following:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI	Panamax	69,734		1988	Baumarine Pool – ‘til end 2008	$17,000 to $20,000
M/V ARISTIDES N.P.	Panamax	69,268		1993	Spot
NIKOLAOS P.	Handysize	34,750		1984	Spot
ARIEL	Handysize	33,712		1977	Spot
Total Dry Bulk Vessels	4	207,464

Multipurpose Dry Cargo Vessels
Tasman Trader	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,950 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
YM XINGANG I	Handysize	23,596	1,599	1993	TC ‘til Jul-09	$26,650
YM QINGDAO I	Feeder	18,253	1,269	1990	TC ‘til Mar-07	$11,900
KUO HSIUNG	Feeder	18,154	1,269	1993	TC ‘til Nov-07	$12,000
Total Container Carriers	4	89,696	6,235
Fleet Grand Total	9	319,728	7,185

Euroseas employs its vessels in the spot and time charter market and through pool arrangements. Presently, our four containerships and our multipurpose vessel are employed under time charters.. Three of our drybulk vessels are under spot charters, while our panamax vessel, M/V “Irini”, is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the drybulk area, and also participates in three “short” funds (contracts to carry cargo at agreed rates), minimizing its exposure to the spot market (covered at 102% in 2006, 77% for 2007 and 42% for 2008, approximately).

As of today, approximately 56% of our capacity days in 2007 and 41% of our 2008 days are fixed under time charter contracts or protected from market fluctuations.

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Summary Fleet Data:

	3 Months ended September 30, 2005	9 Months ended September 30, 2005	3 Months ended September 31, 2006	9 Months ended September 30, 2006
FLEET DATA
Number of vessels	7.00	7.00	7.35	7.91
Calendar days	644.0	1911.0	676.0	2159.0
Available days	644.0	1886.0	652.0	2111.9
Voyage days	608.6	1848.0	628.3	2083.9
Utilization Rate	94.5%	98.0%	96.4%	98.7%

AVERAGE DAILY RESULTS (usd/day)
Average TCE rate	16,848	18,374	14,536	13,766
Running Cost	3,186	3,309	3,682	3,520
Management Fee	722	749	784	761
G&A Expenses	203	68	350	351
Total Operating Expenses	4,112	4,126	4,816	4,632

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

(4) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys or days waiting to find employment or other offhire. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

(5) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Conference Call and Webcast:

Tuesday, November 21, 2006, at 11:00 a.m. EST, Euroseas’ management will host a conference call to discuss the results.

Conference Call details:

On November 21, 2006, starting at 10:50 a.m. EST, participants should call the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or + 44(0) 1452 542 301 (from outside the US). Please quote "Euroseas"

In case of any problem with the above numbers, please dial 1 866 869 2352 (from the US), 0800 694 1449 (from the UK) or + 44 (0) 1452 560 304 (from outside the US). Quote "Euroseas."

A recording of the conference call will be available until November 28, 2006 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or + 44 1452 550 000 (from outside the US). Access Code: 6973591 #

Audio webcast – Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr).  Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A slides presentation on the third Quarter 2006 Results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the Company’s website (www.euroseas.gr) on the webcast page.  Participants to the webcast can download the PDF presentation.

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Euroseas Ltd.

Consolidated Statement of Operations

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30	Three Months Ended September 30
	2005	2006
	(unaudited)	(unaudited)
Revenues
Voyage revenue	10,257,769	9,280,725
Commissions	(507,672)	(384,437)
Net revenues	9,750,097	8,896,288

Operating expenses
Voyage expenses	4,321	148,018
Vessel operating expenses	2,051,890	2,488,781
General & Administrative Expenses	130,864	236,341
Management fees	465,080	530,292
Amortization and depreciation	982,026	1,794,682
Net gain on sale of vessel	0	(2,280,057)
Total operating expenses	3,634,181	2,918,057

Operating income	6,115,916	5,978,231

Other income/(expenses)
Interest and finance cost	(563,543)	(867,004)
Derivative gain/(loss)	(18,000)	0
Foreign exchange (loss)/gain	227	943
Interest income	159,002	250,210
Other income (expenses), net	(422,314)	(615,851)
Net income	5,693,602	5,362,380
Earnings per share- basic and diluted	0.52	0.43
Weighted average number of shares	10,860,080	12,620,114

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Euroseas Ltd.

Consolidated Statement of Operations

(All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30	Nine Months Ended September 30
	2005	2006
	(unaudited)	(unaudited)
Revenues
Voyage revenue	34,091,505	29,701,945
Commissions	(1,847,900)	(1,280,405)
Net revenues	32,243,605	28,421,540

Operating expenses
Voyage expenses	136,224	1,014,383
Vessel operating expenses	6,322,677	7,599,948
General & Administrative Expenses	130,864	758,281
Management fees	1,430,464	1,643,142
Amortization and depreciation	2,806,348	4,989,757
Net gain on sale of vessel	0	(4,455,856)
Total operating expenses	10,826,577	11,559,655

Operating income	21,417,028	16,861,885

Other income/(expenses)
Interest and finance cost	(1,109,262)	(2,258,950)
Derivative gain/(loss)	(100,029)	0
Foreign exchange (loss)/gain	539	(1,064)
Interest income	248,700	720,551
Other income (expenses), net	(960,052)	(1,539,463)
Net income	20,456,976	15,322,422
Earnings per share- basic and diluted	1,99	1.23
Weighted average number of shares	10,273,853	12,506,793

Euroseas Ltd.

Consolidated Balance Sheet

(All amounts expressed in U.S. Dollars)

	As of December 31, 2005	As of September 30, 2006
ASSETS	(audited)	(unaudited)
Current Assets:
Cash and cash equivalents	20,447,301	14,057,280
Trade accounts receivables, net	46,118	11,557
Claims and other receivables	306,303	238,907
Due from related company	3,012,720	1,159,220
Inventories	371,691	561,390
Prepaid expenses	85,625	431,943
Restricted cash	1,080,949	1,355,080
Total current assets	25,350,707	17,815,377

Fixed assets:
Vessels, net including vessels held for sale	52,334,897	79,955,698
Other long term- assets
Deferred charges, net	1,855,829	1,479,444

Total Long-term Assets	54,190,726	81,435,142
Total assets	79,541,433	99,250,519

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Long term debt, current portion	14,430,000	14,390,000
Trade accounts payable	837,182	1,325,267
Accrued liabilities	1,777,637	844,877
Deferred revenues	1,370,058	975,711
Fair value of below market time charters acquired	-	1,279,766
Total current liabilities	18,414,877	18,815,621

Long-term liabilities
Long-term debt, net of current portion	34,130,000	44,520,000
Total long-term liabilities	34,130,000	44,520,000
Total Liabilities	52,544,877	63,335,621

Commitments and contingencies

Shareholders' equity:
Common stock (par value $0.01, 100,000,000 shares authorized, 36,781,159 and 37,860,341 issued and outstanding)	367,812	378,603
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)	-	-
Additional paid-in capital	17,883,781	18,283,769
Retained earnings	8,744,963	17,252,526
Total shareholders' equity	26,996,556	35,914,898
Total liabilities and shareholders' equity	79,541,433	99,250,519

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net earnings before interest, taxes, depreciation, amortization and gains (or losses) from sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net Income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2006

Net income	5,693,602	5,362,380
Interest and finance costs, net (incl. Interest Income)	404,541	616,794
Depreciation and amortization	982,026	1,794,682
Amortization of Fair value of the below market time charter acquired	-	(286,566)
Adjusted EBITDA	7,080,169	7,487,290

Euroseas Ltd.

Reconciliation of Net Income to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2006

Net income	20,456,976	15,322,422
Interest and finance costs, net (incl. Interest Income)	860,562	1,538,399
Depreciation and amortization	2,806,348	4,989,757
Amortization of Fair value of the below market time charter acquired	-	(369,806)
Adjusted EBITDA	24,123,886	21,480,772

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 135 years. Euroseas trades on the OTCBB under the ticker EUSEF.OB; until October 5, 2006 it traded under the previous ticker symbol, ESEAF.OB.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

Following the acquisition of the M/V YM Xingang I, the Company has a fleet of 9 vessels, including 2 Panamax drybulk carriers, 2 Handysize drybulk carriers, 1 Intermediate container ship, 1 Handysize container ship, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas’ 4 drybulk carriers have a total cargo capacity of 207,464 dwt, its 4 container ships have a cargo capacity of 6,235 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk carriers, container ships and multipurpose vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  November 20 2006

    By: /s/ Aristides J. Pittas

 -----------------------

 Aristides J. Pittas

 President

SK 02558 0004 723560